SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CNPJ No. 76.483.817/0001-20

PUBLIC COMPANY

CVM Registration No. 1431-1

NIRE 41300036535

CERTIFICATE OF THE MINUTES OF THE 271st

ORDINARY MEETING OF THE BOARD OF DIRECTORS

I hereby certify, for all intents and purposes, that on February 26, 2026, at 8:30 a.m., at Rua José Izidoro Biazetto, 158 - Bloco A - Curitiba, PR, the members of the Board of Directors - CAD, who sign at the end, met to discuss the items on the agenda for this meeting. Mr. Marcel Martins Malczewski, Chairman of the Board, greeted everyone, noted the participation of Mr. Daniel Pimentel Slaviero as a guest, and invited me, Karine Satie Yoshioka, to serve as secretary.

Among other matters, the Board of Directors deliberated on:

01.    ANNUAL MANAGEMENT REPORT, BALANCE SHEET, AND OTHER FINANCIAL STATEMENTS FOR THE 2025 FISCAL YEAR (CONSOLIDATED) - Mr. Felipe Gutterres Ramella, Vice President of Finance and Investor Relations, and the accounting team presented information related to the Individual and Consolidated Financial Statements for the fiscal year ended December 31, 2025, and reported that the auditors are expected to issue an unqualified Independent Auditor's Report after the Board of Directors meeting that approves the issuance of the Individual and Consolidated Financial Statements for the fiscal year ended December 31, 2025. It was noted that, in accordance with CVM Resolution No. 80/2022, the Executive Board signed a statement in which it agreed to: i. the final version of the 2025 Financial Statements, already considering the revisions made by the independent audit, and ii. the Independent Auditor's Report to be issued on this date. Next, the members of the Statutory Audit Committee - CAE were heard, who recorded that they had analyzed the matter at their 324th Meeting on February 25, 2026, and recommended its approval to this Board. After providing the necessary clarifications and based on: a) the work carried out throughout the fiscal year and the information presented; b) the analyses performed and the clarifications on internal controls provided by Management and PricewaterhouseCoopers Auditores Independentes Ltda. - PwC; c) the Report on the Individual and Consolidated Financial Statements, to be issued by PwC without qualifications; d) the favorable recommendation of the Company's Executive Board, issued at its 2658th Meeting, on February 20, 2026; and e) the favorable recommendation of the Members of the Statutory Audit Committee, as mentioned above, the Board of Directors noted that it was not aware of any facts or evidence not reflected in the documentation presented and unanimously decided to approve the Management Report and Financial Statements for the fiscal year ended December 31, 2025, as well as its submission to the Supervisory Board and the General Shareholders' Meeting, which was authorized to be convened on April 23, 2026, for final review and approval, in addition to its filing with the Brazilian Securities and Exchange Commission (CVM), the U.S. Securities and Exchange Commission (SEC), the New York, Madrid, and São Paulo Stock Exchanges, and its publication in newspapers previously approved by the Company's General Shareholders' Meeting. ----------------------------------------------------------------------------------------------------------------------

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CNPJ No. 76.483.817/0001-20

PUBLIC COMPANY

CVM Registration No. 1431-1

NIRE 41300036535

02. EXECUTIVE BOARD PROPOSAL FOR THE ALLOCATION OF NET INCOME FOR THE 2025 FISCAL YEAR - Mr. Felipe Gutterres Ramella, Vice President of Finance and Investor Relations, and the accounting team presented the Executive Board's proposal for the allocation of net income for the 2025 fiscal year. Next, the members of the Statutory Audit Committee (CAE) were heard, who reported that they had analyzed the matter at their 324th Meeting on February 25, 2026, and recommended its approval to this Board. After reviewing the documentation provided, which is kept by the Department of Secretariat, and after providing the necessary clarifications, considering the favorable recommendation of the Executive Board, issued at its 2658th Meeting, held on February 20, 2026, and after hearing the Statutory Audit Committee, as recorded above, the Board of Directors unanimously decided to approve the Executive Board's Proposal for the Allocation of Net Income for the 2025 Fiscal Year and its referral to the Supervisory Board and the General Shareholders' Meeting for review and final decision, which was authorized to be convened on April 23, 2026. ---------------------------------------------------

03. 2026 CAPITAL BUDGET - Mr. Felipe Gutterres Ramella, Vice President of Finance and Investor Relations, together with the accounting team, presented the proposed capital budget for fiscal year 2026, detailing the investment program and the necessary sources of funds. Next, the members of the Statutory Audit Committee (CAE) were heard, who reported that they had analyzed the matter at their 324th Meeting on February 25, 2026, and recommended its approval to this Board. After providing the necessary clarifications, considering the favorable recommendation of the Company's Executive Board, issued at its 2658th Meeting on February 20, 2026, and after hearing the Statutory Audit Committee, following its 324th Meeting on February 25, 2026, the Board of Directors unanimously approved the Capital Budget Proposal for the 2026 fiscal year, according to the material made available, which remains on file with the Department of Secretariat, as well as its referral to the Supervisory Board and the General Shareholders' Meeting, whose call was authorized for April 23, 2026, for consideration and final deliberation.

04. STATEMENT BY THE EXTERNAL AUDITOR - PWC ON THE WORK RELATED TO THE 2025 FINANCIAL STATEMENTS AND INTERNAL CONTROLS - Mr. Guilherme Valle, representative of the independent auditor, PricewaterhouseCoopers Auditores Independentes Ltda. - PwC, delivered a presentation, which content is kept by the Department of Secretariat, highlighting the results of the examination and the main issues raised, which were discussed with the Board. Regarding the work related to the Financial Statements of December 31, 2025, he noted that it was conducted in accordance with Brazilian and international auditing standards, consisting of performing audit procedures to obtain reasonable assurance regarding the balances and information disclosed. He emphasized that, to date, they are not aware of any facts that would lead them to believe that the individual and consolidated accounting information has not been prepared, in all material respects, in accordance with accounting practices adopted in Brazil and international standards. He stated that the report will be issued after approval by the Board of Directors and informed that the Company's Financial Statements as of December 31, 2025, to date, are in accordance with the relevant accounting practices and that they accurately reflect Copel's situation, with no reservations in the Independent Audit Report on the Financial Statements. The Board of Directors acknowledged, analyzed, and discussed the information presented, the details of which are contained in the material made available and kept by the Department of Secretariat. -

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CNPJ No. 76.483.817/0001-20

PUBLIC COMPANY

CVM Registration No. 1431-1

NIRE 41300036535

05. APPROVAL OF THE 2025 CAE ANNUAL REPORT - Mr. Adilson Dvulathca, Advisor to the Statutory Audit Committee - CAE, presented the CAE 2025 Annual Report, including information regarding the work carried out by its members throughout 2025, as well as recommendations addressed to the Company's management, in compliance with current regulations, reinforcing Copel's image in terms of good corporate governance practices. It highlighted that, based on CAE's work plan, 15 meetings were held in 2025, covering 115 agenda items. CAE members were then heard, who reported that they had analyzed the matter at their 324th Meeting on February 25, 2026, and recommended its approval to this Board. After analyzing the matter and the documentation presented, a copy of which remains in the custody of the Department of Secretariat, and considering the favorable recommendation of the Executive Board at its 2658th Meeting on February 20, 2026, the Board of Directors unanimously decided to approve the CAE 2025 Annual Report, as recorded in the material kept by the Department of Secretariat. ---------------

06. ELECTION OF MEMBER FOR THE SUSTAINABLE DEVELOPMENT COMMITTEE - To fill a vacancy resulting from resignation and complete the 2025/2027 term as a member of the Sustainable Development Committee, the Board of Directors unanimously decided to elect Daniella Godinho Abreu, Brazilian, divorced, civil engineer, holder of Identity Card No. 3.038.933-2/SSP-SP, registered with the CPF/MF under No. 022.911.229-32, with business address in the city of Curitiba, State of Paraná, at Rua José Izidoro Biazetto 158 - Bloco A, ZIP code 81200-240. Note that, due to the election recorded above, the Sustainable Development Committee of Companhia Paranaense de Energia - Copel, term 2025/2027, is now composed of the following members: Geraldo Corrêa de Lyra Junior (Coordenador), Moacir Carlos Bertol and Daniella Godinho Abreu. -

The other matters dealt with at this meeting have been omitted from this certificate, out of legitimate caution, supported by the Administration’s duty of secrecy, in accordance with the caption of article 155 of Law no. 6.404/76, since they relate to interests that are merely internal to the Company, and therefore fall outside the scope of the rule contained in paragraph 1 of article 142 of the aforementioned Law

Attendance: MARCEL MARTINS MALCZEWSKI (Chairman); GERALDO CORRÊA DE LYRA JUNIOR; JACILDO LARA MARTINS; MARCO ANTÔNIO BARBOSA CÂNDIDO; MOACIR CARLOS BERTOL; PEDRO FRANCO SALES; RAUL ALMEIDA CADENA; VIVIANE ISABELA DE OLIVEIRA MARTINS; and KARINE SATIE YOSHIOKA (Secretary).

KARINE SATIE YOSHIOKA

Copel’s Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 6, 2026

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.